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Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

		Year Ended December 31,				Year Ended June 30,
	Nine Months Ended September 30, 2007				Six Months Ended December 31, 2003
		2006	2005	2004		2003	2002
	(in thousands)
Determination of earnings:
Income (loss) from operations	$(24,245)	$(60,027)	$(60,380)	$(69,487)	$(48,697)	$(50,054)	$(21,236)
Add:
Fixed charges	2,459	2,849	1,760	606	332	662	562

Earnings, as adjusted	$(21,786)	$(57,178)	$(58,620)	$(68,881)	$(48,365)	$(49,392)	$(20,674)

Fixed charges:
Interest expense	$2,209	$2,553	$1,526	$385	$222	$447	$408
Amortization of capitalized expenses related to indebtedness	57	73	12	—	—	—	—
Portion of rent representative of the interest factor(1)	193	223	222	221	110	215	154

Fixed charges	$2,459	$2,849	$1,760	$606	$332	$662	$562

Preferred stock dividends (no dividends paid)	—	604	5,341	5,188	2,211	630	—
Ratio of earnings to fixed charged	*	*	*	*	*	*	*
Deficiency of earnings available to cover fixed charges	$(24,245)	$(60,631)	$(65,721)	$(74,675)	$(50,908)	$(50,684)	$(21,236)

*
Less than one to one coverage

(1)
Approximately 33% of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases, which is not material. The underlying rent amounts were $583,000, $677,000, $673,000, $670,000, $334,000, $652,000, and $468,000 for the nine months ended September 30, 2007, the years ended December 31, 2006, 2005 and 2004, the six months ended December 31, 2003, and the years ended June 30, 2003 and 2002, respectively.

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  Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIOS